UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 5)
Under the Securities Exchange Act of 1934

Eaton Vance National Municipal Income Trust (FEV)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27829D103

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 27829D103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  604,592

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  604,592

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

604,592

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

14.20%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 5 ("Amendment No. 5") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D/A as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended as follows:

KIM, an independent investment advisor, has accumulated 604,592 shares of FEV on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 14.20% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM represents beneficial ownership of 604,592 shares or 14.20% of the outstanding shares. George W. Karpus presently owns 18,306 shares. Mr. Karpus purchased shares on August 21, 2007 at $13.90 (4,000 shares), August 1, 2007 at $13.90 (1,410 shares), August 16, 2007 at $13.24 (4,150 shares), September 19, 2007 at $13.61 (950 shares), September 26, 2007 at $13.48 (100 shares), September 27, 2007 at $13.54 (2,100 shares), and on July 28, 2008, 5,596 shares were transferred into Mr. Karpus's account. Jo Ann Van Degriff presently owns 3,130 shares. Ms. Van Degriff purchased shares on June 14, 2007 at $13.94 (150 shares), June 15, 2007 at $13.89 (450 shares), June 19, 2007 at $13.86 (50 shares), June 22, 2007 at $13.95 (150 shares), July 12, 2007 at $13.90 (40 shares), October 17, 2007 at $13.47 (50 shares), October 26, 2007 at $13.61 (40 shares), November 14, 2007 at $12.71 (1,120 shares), November 16, 2007 at $12.50 (680 shares), and on November 19, 2007 at $12.49 (400 shares). Dana R. Consler presently owns 100 shares. Mr. Consler purchased shares on October 10, 2008 at $6.63 (100 shares). Karpus Management, Inc. presently owns 1,500 shares. KMI purchased shares on November 20, 2007 at $13.98 (100 shares), July 12, 2007 at $13.94 (280 shares), July 13, 2007 at $13.89 (100 shares), July 16, 2007 at $13.88 (150 shares), July 18, 2007 at $13.81 (50 shares), July 26, 2007 at $13.95 (50 shares), August 7, 2007 at $13.82 (70 shares), August 10, 2007 at $13.54 (50 shares), August 14, 2007 at $13.51 (50 shares), October 19, 2007 at $13.63 (400 shares) and on October 22, 2007 at $13.56 (200 shares). None of the other principals of KIM presently own shares of FEV.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 10/02/08 11  $10.87
 10/10/08 1200  $6.63
 10/16/08 14000  $7.20
 10/17/08 15  $7.93
 10/31/08  (2,500)*  $8.99
 11/14/08 1200  $8.75
 11/18/08 4400  $8.77

*All sell orders were pursuant to non-discretionary sales at the client's request and/or due to an account liquidation.
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased Shares of FEV for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a letters to the Fund on July 10, 2008, September 26, 2008 and November 20, 2008. A copy of each letter is attached as Exhibits 1, 2 and 3, respectively.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   November 26, 2008

EXHIBIT 1
Letter to the Fund
Transmitted July 10, 2008

        July 10, 2008
Mr. John E. Pelletier, Chief Legal Officer
The Eaton Vance Building
255 State Street
Boston, Massachusetts 02109

Re: Eaton Vance Insured Florida Plus Municipal Bond Fund ("EIF") and
 Eaton Vance National Municipal Income Trust ("FEV")
 (collectively, the "Funds")

Mr. Pelletier:
We would like to commend the Board for its recently announced recommendation to EIF shareholders to merge EIF into the Eaton Vance Insured Municipal Bond Fund ("EIM") at a special meeting of shareholders to be held in October. Consequently, we wish to withdraw our termination proposal, director nominees and shareholder list request, which were submitted to EIF on April 17, 2008 and April 24, 2008.

Given the Board's recently announced action, we also believe that the Board must also address similar circumstances facing shareholders of FEV. In fact, a press release issued by FEV on December 12, 2007 and reiterated again on June 19, 2008 indicated: "... the Board of Trustees of FEV may in the future consider other actions, potentially including a merger of FEV into a similar closed-end Eaton Vance national municipal bond fund." Without further action by the Board, shareholders of FEV continue to bear concentrated geographical risk without any additional benefit for doing so.

Thank you for your time and consideration and again I commend the Board for its recently announced solution for shareholders of EIF.

Sincerely,

/s/
Sharon L. Thornton
Senior Director of Investments

EXHIBIT 2
Proposal to the Fund
Transmitted September 26, 2008

        September 26, 2008
Maureen A. Gemma, Fund Secretary
Eaton Vance National Municipal Income Trust
Eaton Vance Building
255 State St.
Boston, Massachusetts 02109

 Re: Eaton Vance National Municipal Income Trust

Ms. Gemma:
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") represents beneficial ownership of 592,466 shares or 13.92% of the outstanding common shares of the Eaton Vance National Municipal Income Trust ("FEV" or the "Fund").

Pursuant to rule 14a-8 of the Securities Exchange Act of 1934, Karpus submits the following proposal and supporting statement regarding FEV for inclusion in management's proxy materials for the next meeting of shareholders (the "Meeting") anticipated to be held in March 2009:

  RESOLVED: The shareholders request the Board of Trustees to promptly consider merging or recommending the Fund be acquired by the Eaton Vance Municipal Income Trust (NYSE: EVN) or a national open-end fund.

  Supporting Statement

  It has now been over 20 months since Florida repealed its intangible personal property tax. Shareholders of FEV have been exposed to increased geographical risk with absolutely no economic benefit.

  Moreover, FEV is a small fund with relatively high expenses. The expense ratio of 1.45% is higher than more than 75% of all other closed-end municipal bond funds (Source Thomas J. Herzfeld Advisors, Investors Guide to Closed-End Funds, June 2008). Prior to repeal of Florida's intangible personal property tax, shareholders could justify paying higher expenses due to the favorable tax treatment of a Florida specific municipal bond fund. Quite simply, this is no longer the case.

  Unlike FEV, the expense ratio of EVN, a comparable Eaton Vance national closed-end municipal bond fund almost four times the size of FEV, carries a much lower expense ratio of 1.16%. Shareholders of FEV have been burdened by paying an additional .29% in annual expenses due to the inability of our fund to achieve economies of scale.

  Furthermore, the high expense ratio of FEV and its high concentration of Florida bonds in the portfolio may be directly causing the fund to underperform its benchmark as well as other closed-end municipal bond funds. The chart below summarizes FEV's underperformance over different time periods through 5/31/2008:

 Fund/Benchmark   YTD (through 5/30/2008)    1 YR   5 YR (Annualized)
 Lehman Muni Bond Index  1.16%   3.87%   3.67%
 FEV    -2.08%   -5.13%   3.09%
 EVN    -1.96%   -7.28%   6.50%
  The poor NAV performance has further harmed shareholders by causing a relatively wide discount to NAV. This discount has been consistently and dramatically wider than comparable Eaton Vance National Funds. Indeed, the 5 year average discount of FEV of -5.3% compares to a premium of +3.3% for the comparable national fund -EVN. Clearly, the slow response of the board and fund management to react to the change in Florida tax laws has directly caused economic harm to shareholders.

  Although the fund has recently changed its name and has decreased its Florida concentration, it still remains 39% Florida bonds as of 5/31/2008. As the portfolio has been decreasing its Florida concentration, it has been increasing its holdings of bonds that are also held in EVN. In fact, as of 5/31/2008, 20% of FEV's holdings were also held in EVN. It seems that there is no reason to maintain these two separate funds. Shareholders should be given an opportunity to realize NAV for their shares and avoid any further economic harm and we believe the most effective way of doing so would be to merge FEV into EVN or to merge FEV into a national open-end fund.
END OF PROPOSAL
 As is also required by rule 14a-8, we have attached a letter from U.S. Bank N.A, as well as a written statement from the "record" holder of the referenced shares, verifying that, at the time our proposal was submitted, said shares were continuously and beneficially owned and having a value of $2,000 or more for at least one year from the date of the submittal of this proposal. Furthermore, Karpus intends to hold the referenced shares on the attached through the expected date of the Meeting.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we may promptly provide it in order to cure any deficiency.

Sincerely,

/s/
Sharon L. Thornton
Senior Director of Investments

EXHIBIT 3
Letter to the Fund
Transmitted November 20, 2008

Maureen A. Gemma, Fund Secretary     November 20, 2008
Eaton Vance National Municipal Income Trust
Eaton Vance Building
255 State St.
Boston, Massachusetts 02109

 Re: Eaton Vance National Municipal Income Trust

Ms. Gemma:
I write this letter to commend the Board on its recent announcement to recommend merging Eaton Vance National Municipal Income Trust ("FEV") into Eaton Vance Municipal Income Trust ("EVN") at a special meeting of shareholders to be held in March 2009. Consequently, we wish to withdraw our shareholder proposal which we submitted to FEV on September 26, 2008.

We feel that the Board's recommendation will enhance shareholder value as well as allow both funds1 shareholders to realize economies of scale.

Sincerely,

/s/
Daniel Lippincott
Senior Tax-Sensitive Analyst